UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment to Amendment No. 2)

Under the Securities Exchange Act of 1934
HANSON PLC
(Name of Issuer)

Ordinary Shares with par value of £0.10 each
(Title of Class of Securities)

GB0033516088
(CUSIP number)
____________________________
American Depositary Shares
(each representing 5 Ordinary Shares)
(Title of Class of Securities)

US4113491033
(CUSIP number)
___________________________
Dr. Ingo Schaffernak
HeidelbergCement AG
Berliner Strasse 6
69120 Heidelberg
Germany
011-49-6221-481-366
(Name, address and telephone number of person authorized to receive notices and communications)

Copy to:

David Mercado, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000
________________________

August 23, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

1.	Names of Reporting Persons. Dr. Adolf Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Ms. Ruth Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Mr. Ludwig Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Mr. Tobias Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Dr. Philipp Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Ms. Jutta Breu (nee Jutta Merckle) I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Spohn Cement GmbH I.R.S. Identification Nos. of above persons (entities only). Not applicable (foreign entity)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. HeidelbergCement AG I.R.S. Identification Nos. of above persons (entities only). Not applicable (foreign entity)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -
	8.	Shared Voting Power 720,801,629 (See Item 5)
	9.	Sole Dispositive Power -
	10.	Shared Dispositive Power 720,801,629 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,801,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. Lehigh UK Limited I.R.S. Identification Nos. of above persons (entities only). Not applicable (foreign entity)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 523,387,225 (See Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 523,387,225 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 523,387,225
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 72.61%
14.	Type of Reporting Person (See Instructions) CO

This amendment to Amendment No. 2 amends and supplements the statements on Schedule 13D jointly filed on May 30, 2007 by (i) Dr. Adolf Merckle, a citizen of the Federal Republic of Germany, (ii) Ms. Ruth Merckle, a citizen of the Federal Republic of Germany, (iii) Mr. Ludwig Merckle, a citizen of the Federal Republic of Germany, (iv) Mr. Tobias Merckle, a citizen of the Federal Republic of Germany, (v) Dr. Philipp Merckle, a citizen of the Federal Republic of Germany, (vi) Ms. Jutta Merckle, a citizen of the Federal Republic of Germany, (vii) Spohn Cement GmbH, a corporation incorporated under the laws of the Federal Republic of Germany (“Spohn”), (viii) HeidelbergCement AG, a corporation incorporated under the laws of the Federal Republic of Germany (“HeidelbergCement”) and (ix) Lehigh UK Limited, a company incorporated under the laws of England and Wales (“Lehigh UK”), (collectively, the “Reporting Persons”), as amended by Amendment No. 1 filed on July 6, 2007 and Amendment No. 2 filed on August 23, 2007, by replacing Exhibit 4 thereto pursuant to a Confidential Treatment Request filed with the Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPOHN CEMENT GMBH,

Dated: April 1, 2009	By:	/s/ Dr. Susanne Friess
Name: Dr. Susanne Friess
Title: Managing Director

HEIDELBERGCEMENT AG,

Dated: April 1, 2009	By:	/s/ Dr. Bernd Scheifele
Name: Dr. Bernd Scheifele Title: Chairman of the Managing Board/CEO

	By:	/s/ Dr. Lorenz Naeger
Name: Dr. Lorenz Naeger
Title: Member of the Managing Board/CFO

LEHIGH UK LIMITED,

Dated: April 1, 2009	By:	/s/ Dr. Bernd Scheifele
Name: Dr. Bernd Scheifele Title: Member of the Board of Directors

Dated: April 1 , 2009	By:	/s/ Ruth Merckle
Name: Ruth Merckle

Dated: April 1, 2009	By:	/s/ Tobias Merckle
Name: Tobias Merckle

Dated: April 1, 2009	By:	/s/ Philipp Merckle
Name: Dr. Philipp Merckle

Dated: April 1, 2009	By:	/s/ Jutta Breu
Name: Jutta Breu

Dated: April 1, 2009	By:	/s/ Ludwig Merckle
Name: Ludwig Merckle

EXHIBIT INDEX

Exhibit	Description
4	GBP 8,750,000,000 and EUR 3,400,000,000 Facilities Agreement for HeidelbergCement AG, arranged by Deutsche Bank AG and the Royal Bank of Scotland Plc, dated May 14, 2007.*

*Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission (“SEC”) pursuant to a Confidential Treatment Request filed with the SEC.